Exhibit 6.8
CoBANK
Rural America’s Cooperative Ranks

P.O. Box 5110
Denver, Colorado 80217
5500 South Quebec Street
Greenwood Village, Colorado 80111
Phone: (303) 740-4000
Fax: (303) 694-5851 (Closing Dept.)
February 15, 2006
Mr. Chris Daniel, General Manager
Western Iowa Energy, LLC
P.O. Box 399
Wall Lake, Iowa 51466
Dear Mr. Daniel:
RE: Extension of Term Loan Supplement RI0291T01/CIF 34864
As agent for Farm Credit Services of America, CoBank hereby notifies you that the term of the commitment under your existing Construction and Term Loan Supplement numbered RI0291T01 has been extended from March 31, 2006, up to and including May 31, 2006, to allow you additional time to advance funds. All other loan terms, covenants and conditions remain unchanged.
It is important that you keep this letter with your original loan documentation.
Should you have any questions, please contact Doug Jones at (800) 346-5717, (ext. 22008).
Sincerely,
/s/ Susan K. Dailey
Assistant Corporate Secretary